SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                             SCHEDULE 13D
              Under the Securities Exchange Act of 1934

                         HAAS NEUVEUX & COMPANY
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                           (Name of Issuer)

                      Common Stock, $.0001 Par Value
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                      (Title of Class of Securities)

                             404433 10 4
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                            (CUSIP Number)

                          David M. Bovi, Esquire
                           David M. Bovi, P.A.
                     319 Clematis Street, Suite 812
                     West Palm Beach, Florida 33401
                             (561) 655-0665
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      (Name, Address and Telephone Number of Person Authorized to
                  Receive Notices and Communications)

                          February 23, 2000
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         (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of sectionsection240.13d-1(e), 240.13d-1(f) or
240.13d.-1(g), check the following box [   ].

   NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7(b) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (However, see the Notes).

<PAGE 2>

CUSIP No.    404433 10 4
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1)  Names  of Reporting  Persons/ I.R.S.  Identification  Nos. of Above Persons
(entities only):

   Jeff Senger
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2)  Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)
     (b)

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3)  SEC  Use  Only

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4)  Sources  of  Funds  (See  Instructions):     OO

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5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
or 2(e)

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6)  Citizenship  or  Place  of  Organization:          U.S.

Number of          (7)  Sole Voting Power:          78,996,000
Shares Bene-
ficially           (8)  Shared Voting Power           -0-
Owned by
Each Report-       (9)  Sole Dispositive Power:     78,996,000
ing Person
With              (10) Shared Dispositive Power        -0-

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11)  Aggregate Amount Beneficially Owned by Each Reporting Person:78,996,000

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12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)

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13)  Percent  of Class  Represented  by  Amount  in Row  (11): 79.07%

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14)  Type  of  Reporting  Person  (See  Instructions):   IN
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<PAGE 3>

ITEM 1. SECURITY AND ISSUER

   This statement relates to the common stock, $.0001 Par Value ("Common Stock") of HAAS NEUVEUX & COMPANY (the "Issuer"). The principal executive offices of the Issuer are presently subject to ongoing litigation proceedings which have not been resolved as of the date of filing of this Statement.

ITEM 2.  IDENTITY AND BACKGROUND

   This statement is filed by Jeff Senger, an individual. Mr. Senger's principal occupation is that of (i) an officer and director of Mymedic.com, Inc., a privately held Internet heath care portal, and (ii) a self employed securities investor. Mr.Senger's business address is 2300 Palm Beach Lakes Blvd., Suite 210, West Palm Beach, FL 33409. Mr. Senger's resident address is 13889 82nd Lane, North, West Palm Beach, Florida 33412.

   During the last five (5) years, Mr. Senger has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

   During the last five (5) years, Mr. Senger has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgement, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

   Mr. Senger is a U.S. citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

   On May 21, 1999, William Richard Smith, an affiliate shareholder of the Issuer, issued a promissory note to the order of Jeff Senger in the principal sum of Sixty Three Thousand Dollars. The principal sum, together with accrued unpaid interest, bears simple interest at the rate of Six Percent (6%) per annum and was due on February 28, 2000. In order to induce Mr. Senger to accept the promissory note and as security for the payment by Mr. Smith of the Note, Mr. Smith agreed to pledge with Mr. Senger all 78,996,000 shares of the Issuer's Common Stock Mr. Smith owned. Pursuant to the terms of the promissory note, Five days prior to the promissory note's due date, Mr. Senger was given the option to convert the promissory note into the right to retain these shares as full payment of the promissory note and retain all rights of ownership with respect to such shares. On February 23, 2000, Mr. Senger exercised his option to convert the promissory note into the right to retain the 78,996,000 shares as full payment of the promissory note and retain all rights of ownership with respect to such shares.

   The Common Stock of the Issuer was previously acquired by Mr. Smith as a result of the acquisition by the Issuer of all of the outstanding stock of Productos Forestales de Bolivar, CA, a Venezuelan corporation ("PFB") of which Mr. Smith was the sole shareholder, officer and director. All of Mr. Smith's shares in PFB were exchanged for 78,996,000 shares of the Issuer's Common Stock.

<PAGE 4>

   Ongoing litigation proceedings which have not been resolved as of the date of filing of this Statement are presently ensuing with respect to Mr. Smith's
transaction with the Issuer concerning PFB.   Mr. Senger is in settlement
discussions with adverse parties in connection with this litigation and his ownership of the Issuer's Common Stock, but no agreement has yet been reached between the parties. The litigation proceeding, and possible settlement, may or may not have an effect on Mr. Senger's Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION

   As stated in Item 3,On May 21, 1999, William Richard Smith, an affiliate shareholder of the Issuer, issued a promissory note to the order of Jeff Senger in the principal sum of Sixty Three Thousand Dollars. On February 23, 2000, Mr. Senger exercised his option to convert the promissory note into the right to retain the 78,996,000 shares as full payment of the promissory note and retain all rights of ownership with respect to such shares.

   Further, as discussed in Item 3. above, ongoing litigation proceedings which have not been resolved as of the date of filing of this Statement are presently ensuing with respect to Mr. Smith's transaction with the Issuer.
Mr. Senger is in settlement discussions with adverse parties in connection with this litigation and his ownership of the Issuer's Common Stock, but no agreement has yet been reached between the parties. The litigation proceeding, and possible settlement, may or may not have an effect on Mr. Senger's Common Stock.

   The purpose of this transaction was to add the Issuer's Common Stock to Mr. Senger's investment portfolio.

   Mr. Senger reserves the right to actively pursue various proposals which could relate to or would result in:

     a. The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     c. A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     d. Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     e. Any material change in the present capitalization or dividend policy of the Issuer;

     f. Any other material change in the Issuer's business or corporate structure;

     g. Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

<PAGE 5>

   h. Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

   i. A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act;

   j.     Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

   As of March 7, 2000, the aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 may be found in rows 11 and 13 of the cover pages.

   The powers of the Reporting person identified in the preceding paragraph has relative to the shares discussed herein may be found in rows 7 through 10 of the cover pages.

   No transactions in the class of securities reported on were effected by any of the persons named in this Item 5 during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

    Except as described above and elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the Persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to the transfer of voting of any securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

1. Promissory Note;
2. Stock Pledge Agreement; and
3. Letter Re: Senger option exercise.

                               SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 7, 2000

       /s/Jeff Senger
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       Jeff Senger